EXHIBIT 99.1

Foremost Clean Energy Successfully Completes 2,695 m Drill Program at its Murphy Lake South Uranium Property

VANCOUVER, British Columbia, Nov. 17, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company"), is pleased to announce the successful completion of its seven-hole, 2,695 metres diamond drill program at the Murphy Lake South Uranium Property (“Murphy”), located in the Athabasca Basin, northern Saskatchewan (figure 1). This was the first drill program at Murphy since 2017, which was designed to follow up on high-priority targets originally advanced by Denison Mines Corp. (“Denison”, TSX: DML; NYSE American: DNN). Leveraging Denison’s extensive historic drilling and geophysical data, Foremost incorporated new geological insights derived from a recently acquired exploration 3D velocity model generated through ambient noise tomography (“ANT”) to refine target definition. Drilling successfully tested the targeted graphitic structural corridor and intersected strong hydrothermal alteration, reactivated basement structures, and zones of elevated radioactivity associated with the graphitic fault zones.

Program Highlights:

  Strong Structure and Alteration: Drilling intersected broad zones of hydrothermal alteration at the Athabasca unconformity and along graphitic structures—hallmark features of unconformity-style uranium systems in the Athabasca Basin—with the alteration footprint at Murphy extended by ~600 m..
  Elevated Radioactivity: Multiple zones of elevated radioactivity were recorded within graphitic and faulted basement rocks near the unconformity, confirming the presence of uranium-bearing hydrothermal fluids.
  Prospectivity Model Confirmed: Results validate the exploration model, demonstrating that uranium bearing fluids were concentrated along graphitic corridors and the Athabasca unconformity—similar to patterns observed at nearby discoveries in the eastern Basin.
  Shallow Unconformity Depths: The sandstone-basement contact occurs at relatively shallow depths (200–350 metres), enabling cost-effective follow-up drilling.
  Assays Pending: Core samples have been submitted to the Saskatchewan Research Council (“SRC”) for analysis.

“The preliminary results from our Murphy Lake South drill program are highly encouraging,” said Jason Barnard, President and CEO of Foremost Clean Energy. “Murphy shares several geological hallmarks with major discoveries in the Basin, including elevated radioactivity associated with graphitic basement structures, faulting, and hydrothermal alteration, features commonly associated with significant uranium mineralization.

This program followed up on Denison’s historical intersections of anomalous uranium and pathfinder elements, and our drilling has confirmed a robust alteration and structural system indicating the presence of uranium-bearing fluids. These are exactly the kinds of geological ingredients that precede discovery. Foremost and its team are eager to continue advancing opportunities like Murphy and look forward to unlocking the potential of all our projects as we continue developing a pipeline of future uranium discoveries.”

Figure 1. Murphy Lake South Property – Regional Map

2025 Diamond Drill Program Summary

The 2025 drill program was focused on the area surrounding historical hole MP-17-19 (0.03% U₃O₈ over 7.5 metres1) and along strike from MP-15-03 (0.25% U₃O₈ over 6 meters2), MP-16-11 (0.13% U₃O₈ over 12.5 meters3), and MP-16-17 (0.03% U₃O₈ over 22.5 meters4) (Figure 2). These intersections define a 400m mineralized corridor characterized by strong hydrothermal alteration and reactivated graphitic basement structures, features consistent with Athabasca-style uranium systems. Drilling was designed to test along strike and up dip of the historic intersections. Hydrothermal alteration consisting of hematite, clay, and bleaching, with lesser chlorite, was commonly observed both above and below the unconformity. In addition, elevated radioactivity (2-3x background measurements) was encountered in MP25-003 and MP25-007 in graphitic structures below the unconformity and in MP25-006 in the sandstone just above the unconformity. These alteration features and radioactivity anomalies are consistent with those typically associated with uranium-bearing systems elsewhere in the Athabasca Basin. A full description of individual holes can be found below.

__________________________
1 Saskatchewan Mineral Assessment File MAW02289
2 Saskatchewan Mineral Assessment File MAW01724
3 Saskatchewan Mineral Assessment File MAW02234
4 Saskatchewan Mineral Assessment File MAW02243

Figure 2. Murphy Lake South Property – 2025 Drilling Compilation Map

Drillhole Descriptions

Drilling successfully intersected the targeted graphitic structural corridor at Murphy, confirming a classic setting for unconformity-style uranium mineralization. Each drill hole collar location is summarized in Table 1 and in description below:

  Hole MP25-001B intersected a 17.5 m fault zone at a depth of 258.5 m within sandstone, characterized by clay and hematite alteration. The unconformity was encountered at 275.4 m. A second, strongly hematite-altered fault zone was intersected over 4.5 m beginning at 289.6 m. The hole was finished in semi-pelitic gneiss at 338.5 m.
  Hole MP25-002 intersected a 2.3 m clay-altered fault gouge at 253.3 m. The unconformity was encountered at 270.6 m within a 9.8 m fault zone exhibiting hematite and clay alteration. The hole was finished in granitic gneiss intercalated with minor granite pegmatite at 344.3m.
  Hole MP25-003 was moderately to strongly bleached from 200.0 m to 240.0 m. From 240.0 m to 300.0 m, strong clay alteration was observed, with moderate clay alteration continuing to 350.0 m. Strong, pervasive hematite alteration occurs over a 2.0 m interval beginning at 258.0 m, just above the unconformity, which was intersected at 267.1 m. A graphitic shear zone was encountered from 273.2 m to 286.0 m, containing elevated radioactivity averaging 208 CPS over 1.0 m beginning at 274.6 m (figure 3). The hole was finished in granitic gneiss at 380.0 m.
  Hole MP25-004 was moderately bleached from the base of the overburden at 22.8 m to 105.0 m. Pervasive fracturing and clay alteration were observed from 263.0 m to the unconformity at 276.6 m, with a 4.0 m interval of strong hematite alteration immediately above the unconformity. The hole was finished in granitic gneiss at 359.6 m.
  Hole MP25-005 intersected two clay-altered fault zones in the sandstone, measuring 3.7 m and 3.5 m, beginning at 47.0 m and 57.0 m, respectively. Strong clay alteration wrapping the unconformity begins at 245.0 m and continues through the contact, which occurs at 269.1 m, extending into the basement to 273.0 m. A graphitic pelite unit with weak chlorite and clay alteration was encountered from 272.9 m to 287.7 m. Below this, moderate to strong clay alteration within granitic gneiss persists to 340.0 m. The hole was finished in granitic gneiss 428.1 m.
  Hole MP25-006 contained several small (<2.0 m) clay-rich fracture zones throughout the sandstone column. Elevated radioactivity averaging 206 CPS over 1.2 m was recorded in the sandstone just above the unconformity, beginning at 251.7 m. The unconformity was intersected at 259.3 m. A graphitic pelite unit was encountered from 268.6 m to 282.0 m. The hole was terminated in granitic gneiss at a final depth of 404.8 m.
  Hole MP25-007 intersected two clay- and hematite-altered fracture zones within the sandstone. The first, measuring 2.3 m, begins at 248.0 m, and the second, 3.1 m, begins at 252.0 m. The unconformity was encountered at 255.4 m. Moderately clay- and chlorite-altered semi-pelitic gneiss is present below the unconformity to 278.6 m. From 278.6 m to 286.0 m, a graphitic shear zone was intersected. This shear zone is locally brittle-reactivated and contains elevated radioactivity averaging 205 CPS over a 2.0 m interval from 282.0 m to 284.0 m. Patchy clay alteration continues to 360.0 m. The hole was finished in granitic gneiss at 403.8 m.

The elevated radioactivity, alteration and structural features are textbook indicators of uranium-bearing fluid movement. The 2025 drilling successfully followed up on the historic 400m mineralized corridor previously defined by Denison. Results confirm the continuation of the uranium fluid system. Collectively, these results reinforce the interpretation of an active uranium-bearing system at Murphy and validate the property’s strong exploration potential.

Table 1 – 2025 Drill Hole Collar Locations

Hole ID	Easting	Northing	Elevation (m a.s.l.)	Azimuth	Dip	EOH (m)
MP25-001A	6483707	546188	445	178	-75	36.8
MP25-001B	6483708	546188	445	178	-75	338.5
MP25-002	6483703	546090	446	172	-75	344.3
MP25-003	6483731	546289	443	180	-75	380.0
MP25-004	6483748	545909	450	175	-75	359.6
MP25-005	6483731	546289	443	175	-71	428.1
MP25-006	6483681	546637	442	180	-75	404.8
MP25-007	6483552	546728	440	240	-75	403.8
Coordinates are reported in UTM Z13 (NAD83); m a.s.l. = metres above sea level; EOH = end of hole.

Figure 3. MP25-003 Core Photo Highlighting Alteration and Elevated Radioactivity

Next Steps

Core samples from all drill holes have been submitted to SRC for assay analysis, with results expected in the coming weeks. Foremost will integrate these data into a comprehensive geological model ahead of planning the next steps to systematically advance Murphy.

Upcoming Webinar

Red Cloud Financial Services will be hosting a live webinar on Tuesday, November 18, 2025, at 2:00 PM ET / 11:00 AM PT, where Foremost’s President & CEO Jason Barnard and Vice President of Exploration Cameron MacKay will discuss the Company’s strategy, exploration momentum, and the technical foundations behind Foremost’s growing uranium and lithium/gold portfolios.

The presentation, titled “The Foremost Clean Energy Advantage: Leveraging the Denison Mines Blueprint for Uranium Discovery,” will provide an overview of the Company’s Athabasca Basin exploration model, current drilling results, and upcoming catalysts, followed by a live Q&A session.

Investors and stakeholders are encouraged to register at:

https://redcloudfs.com/events/rcwebinar-fmst

Sampling, Analytical Methods and QA/QC

All drill core samples from the program, collected as NQ-sized core, were shipped in secure containment to the Saskatchewan Research Council (SRC) Geoanalytical Laboratories in Saskatoon, Saskatchewan for preparation, processing, and multi-element geochemical analysis. Analyses were completed by ICP-MS and ICP-OES using total (HF:HNO₃:HClO₄) and partial (HNO₃:HCl) digestions, with boron determined by fusion, and U₃O₈ wt% assays performed by ICP-OES using higher-grade uranium standards. Sample intervals were selected based on downhole radiometric equivalent uranium grades and handheld scintillometer (RS-125) readings, and typically consist of continuous half-core splits ranging from 0.2 to 0.5 metres over mineralized intervals. One half of the split core was retained for reference, and the other half submitted to the SRC for analysis.

The SRC is an ISO/IEC 17025/2005 and Standards Council of Canada–accredited analytical laboratory. Quality assurance and quality control (QA/QC) protocols include the regular insertion of blanks, certified reference materials, and repeat samples into the sample stream by both Foremost and the SRC. All geochemical assay data are subject to verification by qualified personnel prior to release.

The Company notes that reported radioactivity values are total gamma readings (counts per second, cps) measured out of box on 10cm intervals drill core using a RS-125 scintillometer. These readings indicate the presence of radioactive elements such as uranium, thorium, and/or potassium but are not a substitute for laboratory assays. Total gamma data are preliminary and should not be used to estimate uranium grades.

All reported depths and intervals are drill hole depths and do not represent true thicknesses, which remain to be determined.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option from Denison Mines Corp. (“Denison”) in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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